News Release

Exhibit 99.1

Hermann Pohlchristoph Appointed as Independent Director to PartnerRe’s Board

PEMBROKE, Bermuda, February 4, 2021 - PartnerRe Ltd. today announced that Hermann Pohlchristoph has been appointed to its Board of Directors, effective February 4, 2021.

Mr. Pohlchristoph has held multiple executive roles, most recently at Munich Re as a Member of the Board of Management from 2017 to 2020 and as CFO Reinsurance, Munich Re from 2006 to 2017. Prior to that, he served as Head of Financial Reporting and Accounting, Munich Re for two years.

Commenting on the appointment, PartnerRe Board Chairman, Brian Dowd said, “On behalf of the Board, Jacques Bonneau and I would like to welcome Hermann. His wealth of experience in the re/insurance industry spans 28 years and he brings a breadth of professional expertise that will further strengthen the Board’s depth of talent.”

With this change, the PartnerRe Ltd. Board will comprise five directors of which three will be independent directors.

________________________________________________

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2019, total revenues were $7.9 billion. At September 30, 2020 total assets were $26.6 billion, total capital was $9.1 billion and total shareholders’ equity was $7.1 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz